UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

TriNet Group, Inc.
(Name of Issuer)

Common Stock, par value $0.000025 per share
(Title of Class of Securities)

896288107
(CUSIP Number)

David L. Caplan
Partner & General Counsel
Atairos Management, L.P.
620 Fifth Avenue
New York, NY 10020
(646) 690-5220

With a Copy to:

Anthony F. Vernace
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
(212) 455-7136
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 13, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
AGI-T, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
14,916,419 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
14,916,419

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,916,419

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.5% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Voting power subject to the limitations under Amendment No. 1 to Stockholder Agreement.
(2) Based on 50,485,553 shares of Common Stock outstanding as of September 13, 2023, based on 53,850,039 shares outstanding as of September 11, 2023, as provided by the Issuer, minus the aggregate of 3,364,486 shares repurchased from certain of the Reporting Persons as described herein.

1	NAMES OF REPORTING PERSONS
A-T Holdings GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
14,916,419 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
14,916,419

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,916,419

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.5% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

(1) Voting power subject to the limitations under Amendment No. 1 to Stockholder Agreement.
(2) Based on 50,485,553 shares of Common Stock outstanding as of September 13, 2023, based on 53,850,039 shares outstanding as of September 11, 2023, as provided by the Issuer, minus the aggregate of 3,364,486 shares repurchased from certain of the Reporting Persons as described herein.

1	NAMES OF REPORTING PERSONS
Atairos Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
18,085,773 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
18,085,773

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,085,773

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Voting power subject to the limitations under Amendment No. 1 to Stockholder Agreement.
(2) Based on 50,485,553 shares of Common Stock outstanding as of September 13, 2023, based on 53,850,039 shares outstanding as of September 11, 2023, as provided by the Issuer, minus the aggregate of 3,364,486 shares repurchased from certain of the Reporting Persons as described herein.

1	NAMES OF REPORTING PERSONS
Atairos Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
18,085,773 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
18,085,773

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,085,773

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Voting power subject to the limitations under Amendment No. 1 to Stockholder Agreement.
(2) Based on 50,485,553 shares of Common Stock outstanding as of September 13, 2023, based on 53,850,039 shares outstanding as of September 11, 2023, as provided by the Issuer, minus the aggregate of 3,364,486 shares repurchased from certain of the Reporting Persons as described herein.

1	NAMES OF REPORTING PERSONS
Atairos Partners GP, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
18,085,773 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
18,085,773

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,085,773

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Voting power subject to the limitations under Amendment No. 1 to Stockholder Agreement.
(2) Based on 50,485,553 shares of Common Stock outstanding as of September 13, 2023, based on 53,850,039 shares outstanding as of September 11, 2023, as provided by the Issuer, minus the aggregate of 3,364,486 shares repurchased from certain of the Reporting Persons as described herein.

1	NAMES OF REPORTING PERSONS
A-A SMA, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,169,354 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,169,354

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,169,354

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Voting power subject to the limitations under Amendment No. 1 to Stockholder Agreement.
(2) Based on 50,485,553 shares of Common Stock outstanding as of September 13, 2023, based on 53,850,039 shares outstanding as of September 11, 2023, as provided by the Issuer, minus the aggregate of 3,364,486 shares repurchased from certain of the Reporting Persons as described herein.

1	NAMES OF REPORTING PERSONS
A-A SMA GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,169,354 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,169,354

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,169,354

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

(1) Voting power subject to the limitations under Amendment No. 1 to Stockholder Agreement.
(2) Based on 50,485,553 shares of Common Stock outstanding as of September 13, 2023, based on 53,850,039 shares outstanding as of September 11, 2023, as provided by the Issuer, minus the aggregate of 3,364,486 shares repurchased from certain of the Reporting Persons as described herein.

1	NAMES OF REPORTING PERSONS
Michael J. Angelakis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
18,113,052 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
18,113,052

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,113,052

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Voting power subject to the limitations under Amendment No. 1 to Stockholder Agreement.
(2) Based on 50,485,553 shares of Common Stock outstanding as of September 13, 2023, based on 53,850,039 shares outstanding as of September 11, 2023, as provided by the Issuer, minus the aggregate of 3,364,486 shares repurchased from certain of the Reporting Persons as described herein.

This Amendment No. 5 (“Amendment No. 5”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on February 13, 2017, as amended by Amendment No. 1 to the Schedule 13D filed on February 21, 2019, Amendment No. 2 to the Schedule 13D filed on March 9, 2020, Amendment No. 3 to the Schedule 13D filed on February 16, 2023 and Amendment No. 4 to the Schedule 13D filed on August 1, 2023  (as so amended, this “Schedule 13D”) relating to the common stock, par value $0.000025 per share (the “Common Stock” or the “shares”), of TriNet Group, Inc., a Delaware corporation (the “Issuer” or the “Company”). Except as specifically set forth herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 5 have the meanings assigned thereto in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

On September 13, 2023, the closing of the sales occurred under the repurchase agreement (the “Repurchase Agreement”) among the Issuer, AGI-T, L.P. and A-A SMA, L.P. Pursuant to the Repurchase Agreement, each of AGI-T, L.P. and A-A SMA, L.P. sold, and the Issuer repurchased from AGI-T, L.P. and A-A SMA, L.P. for cash, an aggregate of 3,364,486 shares of the Issuer’s Common Stock (the sale and purchase of shares pursuant to the Repurchase Agreement, the “Share Repurchase”) at a price of $107.00 per share, with AGI-T, L.P. selling 2,774,893 shares and A-A SMA, L.P. selling 589,593 shares.

The foregoing description of the Repurchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Repurchase Agreement, which is filed hereto as Exhibit 8 to Amendment No. 4 to this Schedule 13D and incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) of the Schedule 13D are hereby supplemented as follows:

(a) The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated herein by reference. As of the date hereof, the Reporting Persons beneficially own an aggregate of 18,113,052 shares of Common Stock. Such amount includes 27,279 shares of Common Stock received by Mr. Angelakis in his capacity as a director of the Issuer, over which the Reporting Persons may be deemed to have beneficial ownership. Beneficial ownership reported herein does not include an additional 2,807 restricted stock units held by Mr. Angelakis which are not scheduled to vest within 60 days of the date hereof. Such number of shares of Common Stock represent 35.9% of the shares of Common Stock outstanding based on 50,485,553 shares of Common Stock outstanding as of September 13, 2023, based on 53,850,039 shares outstanding as of September 11, 2023, as provided by the Issuer, minus the aggregate of 3,364,486 shares repurchased from certain of the Reporting Persons as described herein.

(b) Each Reporting Person has shared voting power and shared dispositive power of the shares of Common Stock beneficially owned by such Reporting Person as indicated herein. The voting power limitations under Amendment No. 1 to Stockholder Agreement are incorporated herein by reference.

(c) Other than as described herein, no Reporting Person or, to the best knowledge of the Reporting Persons, any other person identified on Schedule A to Amendment No. 4, has effected any transaction in the Common Stock since the filing of Amendment No. 4 to this Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2023

AGI-T, L.P.
By:	A-T HOLDINGS GP, LLC, its general partner
By:	ATAIROS GROUP, INC., its sole member and manager

By:	/s/ David L. Caplan
Name:	David L. Caplan
Title:	Vice President and General Counsel

A-T HOLDINGS GP, LLC
By:	ATAIROS GROUP, INC., its sole member and manager

By:	/s/ David L. Caplan
Name:	David L. Caplan
Title:	Vice President and General Counsel

ATAIROS GROUP, INC.

By:	/s/ David L. Caplan
Name:	David L. Caplan
Title:	Vice President and General Counsel

ATAIROS PARTNERS, L.P.
By:	ATAIROS PARTNERS GP, INC., its general partner

By:	/s/ David L. Caplan
Name:	David L. Caplan
Title:	Vice President

ATAIROS PARTNERS GP, INC.

By:	/s/ David L. Caplan
Name:	David L. Caplan
Title:	Vice President

A-A SMA, L.P.
By:	A-A SMA GP, LLC, its general partner
By:	ATAIROS GROUP, INC., its sole member and manager

By:	/s/ David L. Caplan
Name:	David L. Caplan
Title:	Vice President and General Counsel

A-A SMA GP, LLC
By:	ATAIROS GROUP, INC., its sole member and manager

By:	/s/ David L. Caplan
Name:	David L. Caplan
Title:	Vice President and General Counsel

MICHAEL J. ANGELAKIS

By:	/s/ Michael J. Angelakis
Name:	Michael J. Angelakis